Filed by Xerox Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HP Inc.

(Commission File No. 001-04423)

The following is the transcript of the fourth quarter 2019 earnings release call by Xerox Holdings Corporation, held at 8:00 a.m. Eastern Time on January 28, 2020.

— PARTICIPANTS

Corporate Participants

Giovanni John Visentin – Vice Chairman & Chief Executive Officer, Xerox Holdings Corp.

William (Bill) F. Osbourn – Chief Financial Officer & Executive Vice President, Xerox Holdings Corp.

Ann Pettrone – Director – Corporate Finance, Xerox Holdings Corp.

Other Participants

Matthew Cabral – Analyst, Credit Suisse Securities (USA) LLC

Ananda Baruah – Analyst, Loop Capital Markets LLC

Shannon Cross – Analyst, Cross Research

Katy L. Huberty – Managing Director-Research, Morgan Stanley

Paul Coster – Analyst, JPMorgan Securities LLC

— MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and welcome to the Xerox Holdings Corporation Fourth Quarter 2019 Earnings Release Conference Call, hosted by John Visentin, Vice Chairman and Chief Executive Officer. He is joined by Bill Osbourn, Chief Financial Officer. During this call, Xerox executives will refer to slides that are available on the web at www.xerox.com/investor.

At the request of Xerox Holdings Corporation, today’s conference call is being recorded. Other recording and/or rebroadcasting of this call are prohibited without the expressed permission of Xerox. After the presentation, there will be a question-and-answer session. [Operator Instructions] During this conference call, Xerox executives will make comments that contain forward-looking statements, which by their nature address matters that are in the future and are uncertain. Actual future financial results may be materially different than those expressed herein.

At this time, I will like to turn the meeting over to Mr. Visentin. Mr. Visentin, you may begin.

Giovanni John Visentin, Vice Chairman & Chief Executive Officer, Xerox Holdings Corp.

Good morning, and thank you for joining our fourth quarter 2019 earnings call. Last February, we put a three-year plan in place, guided by our strategic initiatives to optimize our operations, drive revenue, reenergize our innovation engine and focus on cash.

2019 was focused on building a strong foundation that will position us for sustainable long-term growth. And among other things, we expanded Project Own It, our enterprise-wide transformation initiative to optimize our operations; drive investments back into our business and create a culture of continuous improvement. We monetized our illiquid 25% stake in Fuji Xerox for over 20 times that asset’s annual cash flow, unlocking significant unrealized value.

We implemented a more frictionless, high-velocity supply chain to increase flexibility and customer responsiveness. We invested in technology enhancements and product launches designed to increase revenue in core and adjacent market, as well as new areas of innovation for future growth. We stood by our commitment to innovate and put the brainpower of our best scientists and engineers on solving some of the biggest challenges the modern world is facing. And, we promoted and attracted new talent at all levels of the organization to elevate our game.

We ended 2019 stronger, delivering full year results that are ahead of schedule on almost all financial metrics. Our employees are excited about the future and direction of their company and clients increasingly seek us out for workplace solutions.

Our full year results position us well to deliver on our three-year commitments of expanding adjusted margins by 200 basis points, growing adjusted EPS annually by more than 7%, generating more than $3 billion of cumulative free cash flow and achieving flat year-over-year revenue in 2021.

In the fourth quarter, we grew earnings per share, increased cash flow, expanded adjusted operating margin and maintained the momentum to improve our revenue trajectory compared with the first half of the year.

Adjusted EPS for the quarter was $1.33, an increase of more than 40% year-over-year. Adjusted operating margin for the quarter was 16.8%, up 270 basis points year-over-year. Fourth quarter revenue declined 1.6% at constant currency year-over-year. Excluding an upfront payment from an OEM license we granted to Fuji Xerox in connection with the sale of our stake in the joint venture, fourth quarter revenue was down 4.7% at constant currency, slightly better than our expectations.

For the full year, we increased EPS, cash flow and operating margins year-over-year. Operating cash flow from continuing operations for the full year was $1.24 billion, an increase of $162 million from a year ago. Full year free cash flow totaled $1.18 billion, up $187 million year-over-year. We accomplished this while returning more than 70% of free cash flow to shareholders, paying down $950 million in debt and increasing investments in growth areas.

Full year, revenue declined 4.7% at constant currency year-over-year, in line with our guidance. Our second half progress reversed the first half top line trajectory, but we have more work to do, and this continues to be an area of intense focus for us. Adjusted operating margin for the full year was 13.1%, up 180 basis points year-over-year.

At the heart of Project Own It is simplification, redesigning seven key areas across the organization so that we can better serve clients, generate savings that can be reinvested in the business and position Xerox for a return to growth. The seven areas of focus we laid out are shared services, procurement, IT, delivery, supply chain, real estate and organizational design. We have made significant progress in each of these areas. For example, changes to our supply chain in 2019 improved our responsiveness and increased our sourcing flexibility. In June, we expanded our commercial relationship with HP to cover more equipment supplies, software and services in both directions.

Then in November, we restructured our relationship with FUJIFILM and Fuji Xerox to both, monetize and otherwise illiquid assets at an attractive valuation and establish a more traditional supply relationship, which will ensure we have the ability to source from the partner that can offer the highest value proposition.

We also redesigned our logistics networks and inventory utilization model. By maximizing competitive tension among our sourcing partners and improving the speed and responsiveness of our supply chain, we are better positioned to serve our clients at a lower cost, thereby improving our revenue trajectory and margins. This will remain an ongoing process as we stay current and ahead of trends.

Our investment initiatives under Project Own It are beginning to take hold as well. For example, we now have nearly 200 bots working across the organization in areas such as order-to-cash, delivery, human resources and finance. We are on track to double that number in 2020.

Automation is key to having a frictionless, high-velocity business. Clients as well as employees increasingly expect an Amazon-like experience and we are focused on implementing technologies that allow us to deliver exactly that.

As a result of Project Own It we delivered gross savings of $1 billion on a $9 billion cost base in just 18 months. In 2019, we achieved our target of annual growth savings of $640 million. Due to our disciplined approach to restructuring, we spent approximately $0.35 for every dollar saved. We expect to deliver at least $450 million of additional gross savings in 2020. We are making progress on our three-year revenue roadmap as investments in our business gain traction.

In the second half of 2019, the benefits of revenue-generating initiatives began to flow through and we expect the rate of revenue decline to continue to improve in 2020. We are focused on capturing growth in core markets, broadening services and software, delivering new technology solutions and further penetrating the small and mid-size business market. We also increased investments in areas such as supplies coverage to improve the attach rate on unbundled supplies sales. With these investments, we saw an improvement in supplies compared to the first half.

Geographically, Europe performed below our expectations. The uncertainty and geopolitical friction within the region continues to create a weaker economic environment, driving fewer deployments of large deals and delaying decisions. To counter the regional dynamics, we are taking targeted actions and making investments such as expanding our presence in the SMB market and investing in our distribution channels.

The investments we made earlier in the year in the Americas continued to flow through the fourth quarter, largely within our US enterprise accounts, the high-end segment and the SMB market. In our core technology business, particularly at the high-end, the Iridesse and Baltoro HF Inkjet Press, two cut-sheet products that are unmatched in the marketplace, drove momentum. In the fourth quarter, competitive knockouts and new business accounted for more than a third of Iridesse and Baltoro placements. Tech enhancements we made in the fall also contributed to an improvement in iGen 5 sales. We have new innovations and enhancements in the pipeline for 2020.

Xerox is unique in being able to offer an end-to-end solution that takes clients from document creation to distribution. For example, our FreeFlow Core software automates the prepress process on both Xerox and competitive printer products and is a key differentiator at the high-end. And by extending its use to competitor products, we drove double-digit new installed growth for FreeFlow Core year-over-year while opening the door to more competitive knockouts.

In the mid-range segment, PrimeLink, our new light-production, color printer offering stands alone.

We believe there’s no other product that can match its capabilities at this price point. This new device was a key revenue driver in its segment. We will expand the PrimeLink platform in Q1.

A4s in the low-end are commoditized with numerous competitors and limited ways to increase price for margin. Key to growth here is offering a total solution plan that drives more value and simplicity for clients and us, which we will do in the coming months. We will introduce a very simple all-in plan targeted at small and medium businesses, which include the device, digital apps, service and supplies for a monthly price.

In January, we expanded IT services for SMBs to all of our Xerox Business Solution (sic) [Xerox Business Solutions] (00:11:31) cores. Our offering spans hardware procurement, pro-engineering, IT product support and Managed IT Services. Leveraging our footprint in existing relationships, we believe, that there is an opportunity for Xerox to fill this gap in the SMB market and drive growth. We plan to extend this offering in the UK and Canada in the second quarter.

Software is a key focus for growth, with benefits of investments made early in the year starting to flow through. One example is a new SaaS-based version of DocuShare, Xerox’s content management platform that makes work easier and more efficient. This new version accounts for more than half of new business for this product, a strong signal to continue to invest in this area.

While we focused on improvements to our core and adjacent businesses, we are delivering on our commitment to reenergize Xerox’s innovation engine. This year, we will celebrate PARC’s 50th Anniversary, a reminder of the strong legacy of invention at Xerox that benefit both, business and society.

Last year, we outlined four areas of focus and innovation, 3D Printing and Digital Manufacturing, AI Workflow Assistants, IoT sensors and Services, Digital Packaging and Print. Later in the year, we added a fifth focus area Clean Technology. We have some of the world’s best scientists and engineers focused on bringing new technologies to market.

In 3D, our acquisition of Vader Systems about a year ago is accelerating our go-to-market strategy.

We are developing what is likely to be the industry’s first additive liquid metal printer. In a world that’s on-demand, now manufacturing can be too. With this technology, manufacturers will be able to make parts from start to finish in hours instead of days without sacrificing quality or strength.

We’re on track to deliver a commercially available product this year for AI Workflow Assistants, focused on addressing some of the most time-consuming tasks businesses face such as RFPs, an area where companies spend an estimated $60 billion annually.

On IoT, we are expanding the testing of our sensing and analytics technologies with prominent partners across the world from New York to Australia. Our pilots are demonstrating an improved level of sensing and insight in the industrial predictive maintenance applications that were not available before.

On Digital Packaging, we are engaging select customers to refine the requirements of our technologies and validate our value proposition, delivering greater personalization and operational efficiencies, including new use cases in in-line marking and coding. The team is also exploring a variety of commercialization models and pathways such as licensing to bring these solutions to market.

The significant impact of climate change is front in mind for many of us. We are applying business resources to develop new clean technologies that create a more sustainable world. One area we are focusing on is air-conditioning. As the earth gets hotter and more people use air-conditioning, there is a greater need for more efficient cooling technologies. Today air-conditioning accounts for significant global greenhouse gas emissions. We are working with the U.S. Department of Energy to develop a solution that can reduce energy consumption of air-conditioners by up to 80%.

Our Powered by Xerox approach allows us to leverage our intellectual property to maximize reach and benefit commercially without having to build the end product ourselves. Today, one of the largest 3D manufacturers uses our inkjet printheads. Another example is a recent deal we made with Alcon the global leader in eye care. Our engineers are working with Alcon to develop new eye care solutions that leverage our existing IP and will help millions of people who struggle with various eye conditions. Xerox has long defined the modern work experience and we’re investing in key areas that will ensure we do so for many years to come.

Cash is critical to reinvesting in the business in the ways I have described. We achieved $1.18 billion of free cash flow in 2019, the high-end of our guidance range and representing 19% year-over-year growth. We ended the year with approximately $2.8 billion of cash, cash equivalents and restricted cash, which brought us to a net cash core position of $1.8 billion.

In 2019, we’ve returned 72% of our free cash flow to shareholders, exceeding our commitment to return at least 50%. In 2020, we remain committed to returning at least 50% of annual free cash flow to shareholders and we expect to repurchase at least 300 million of shares.

Before wrapping up, I wanted to discuss our approach to M&A. We have an established M&A playbook that we use to evaluate all deals from tuck-ins to multi-billion dollar deals. We have a disciplined approach to valuing and bidding on potential targets. All deal models include fully evaluated ROI and IRR. Revenue and expense synergies are fully analyzed, but deal models only include expense synergies in the evaluation of our returns.

With respect to our proposed acquisition of HP, the value of this transaction goes beyond economics. The printing industry is decades overdue for consolidation and the first mover will have a significant advantage.

As laid out in the investor deck, we released in December, we’ve identified significant cost and revenue synergies that are only achievable through a combination. A combined company would be both, more profitable and better-positioned to diversify into higher growth markets. Any restructuring that either company undertakes in the interim is simply incremental and does not diminish the scope or scale of this opportunity for both HP shareholders and Xerox shareholders.

We received positive feedback from HP shareholders we spoke to. They immediately appreciate industrial logic and believe in the value we can create. With their support in mind, we secured $24 billion in binding financing commitments from three top tier banks in order to remove any uncertainty over our ability to finance the transaction and we recruited a slate of highly qualified independent director candidates for the election to the HP Board. We are pressing ahead with our pursuit of this acquisition and are already working key elements of an integration plan so that we are well-positioned to execute quickly when and if successful.

Now, I’d like to hand it over to Bill to cover our financial results in detail.

William (Bill) F. Osbourn, Chief Financial Officer & Executive Vice President, Xerox Holdings Corp.

Thanks, John. We delivered a strong finish to the year. In the fourth quarter, we exceeded our expectations for EPS and revenue and we delivered cash flow and adjusted operating margin in line with our expectations.

Overall, we are pleased with the quarter and the resulting full year performance. On a full year, year-over-year basis, adjusted operating margin expanded 180 basis points, adjusted EPS was up 23%, free cash flow grew 19% and we saw improvement in the rate of revenue declined in the second half of the year as investments in our business began to gain more traction and we expect this momentum to continue in 2020.

Before going into details of our income statement, I want to remind everyone that in the fourth quarter we completed a series of transactions to restructure our relationship with FUJIFILM, which included the sale for more than 20 times related cash flows of our 25% equity interest in Fuji Xerox, as well as the sale of our 51% partnership interest in Xerox International Partners, XIP, which was fully consolidated. Consequently, the financial results presented here are from continuing operations and exclude the financial results attributable to our former equity stake in Fuji Xerox and our XIP business, which are now presented as discontinued operations.

Also, I’d like to point out that the reported numbers include the benefit of an upfront OEM license fee of $77 million we negotiated from Fuji Xerox, which was received in the fourth quarter in connection with restructuring of that relationship. This benefit was included in our updated 2019 guidance measures filed with the U.S. Securities and Exchange Commission on Form 8-K on December 3, 2019 that reflected adjustments resulting from the transactions with FUJIFILM.

Looking at the income statement, total revenues in the quarter declined 1.6% at constant currency and 2.2% at actual currency, including the impact of the OEM license fee which is reported in post sale. Excluding this fee, total revenue declined 4.7% in constant currency, in line with the prior quarter, and as I mentioned slightly better than our expectations, I will discuss revenue in more detail shortly.

Turning to profitability; adjusted operating margin of 16.8% in Q4 improved 270 basis points year-over-year. A significant portion of the improvement came from SAG, which improved 120 basis points year-over-year, driven by productivity improvements from Project Own It and the impact of a $10 million write-off recorded in the prior year related to the termination of certain IT projects.

Gross margin of 41.6% improved 160 basis points year-over-year, including the impact of the OEM license fee and an improvement in services post sale margin, which were partially offset by the lower equipment and supplies margins as well as transaction currency. RD&E was 3.8% of revenue, unchanged year-over-year.

Below operating profit, other expenses net of $8 million was $136 million better than the prior year due to lower non-service retirement related costs and a prior year contract termination cost related to an IT services arrangement, as well as lower non-financing interest expense resulting from lower debt and higher interest income from a higher cash balance, which includes $2.3 billion of proceeds from the sale of our interests in Fuji Xerox and XIP to FUJIFILM in November.

Our adjusted tax rate in the quarter was 25%, compared to 27.7% in the prior year and contributed approximately $0.03 to our fourth quarter EPS. Adjusted EPS of $1.33 was up $0.39 compared with Q4 2018, including a $0.25 benefit from the OEM fee and benefit from share repurchase, lower net interest expense and lower taxes. While the benefit from the IP write-off in prior year was offset entirely by the costs associated with incremental tariffs.

GAAP EPS of $1.17 was $0.80 higher year-over-year, including the aforementioned $0.39, plus an additional $0.41 primarily from lower non-service pension related expense, the prior year costs related to the termination of an IT services arrangement, lower restructuring related costs and the income tax on those adjustments.

In Q4, we recorded $53 million of restructuring related costs, bringing the full year restructuring costs to $229 million, roughly in line with our expectation of approximately $225 million. For 2020, we expect restructuring charges of approximately $175 million full year.

Moving now to slide 7, I’ll discuss cash flow. In Q4, we generated $398 million of operating cash flow from continuing operations, which contributed to full year operating cash flow of $1.24 billion, a growth of $162 million year-over-year, and within our full year guidance range of $1.2 billion to $1.3 billion.

Full year, free cash flow was $1.18 billion, up $187 million compared with 2018, and was at the high end of our guidance range, driven by strong operating cash flow and slightly lower than expected CapEx of $65 million for the year. We expect the level of CapEx to increase to approximately $100 million for full year 2020, which includes planned investment in IT systems.

The increase in full year operating cash flow reflects higher profit, including the OEM fee, better net working capital of approximately $25 million, driven by improvements in inventory management and approximately $30 million of cash from finance assets.

Cash from finance assets was primarily due to lower sales of equipment on operating lease, which more than offset a reduction in cash from finance receivables, which was less of a source year-over-year. Restructuring payments for the year were $158 million, less than expected as certain restructuring related payments in EMEA are expected to be made in 2020.

For 2020, we expect payments for restructuring of approximately $175 million. Investing cash flow include an acquisition spend of approximately $42 million, including a 3D acquisition at the beginning of 2019 and two tuck-in XBS acquisitions. For 2020, we expect approximately $100 million of tuck-in acquisitions.

Lastly, within financing cash flows, we returned $292 million to shareholders in the fourth quarter, consisting of $60 million in dividends and $232 million in share repurchases. For the full year, we completed $600 million in share repurchases and spent $243 million in annual dividends for total return of capital to shareholders of $843 million or approximately 72% of 2019 annual free cash flow. We also reduced debt by approximately $950 million full year, $550 million of which matured in the fourth quarter. And we ended the year with $4.3 billion of debt and approximately $2.8 billion of cash, cash equivalents and restricted cash on our balance sheet.

Let’s turn now to slide 8 for more detail on revenue. Fourth quarter revenue declined 2.2% or 1.6% in constant currency. Excluding the impact of the OEM fee, Q4 revenue declined 4.7% at constant currency, which was in line with the third quarter and contributed to a second half rate of decline that is approximately 170 BPS better than the first half of 2019.

Geographically, the improvement is in the Americas, which was down 3.3% in constant currency driven by growth in equipment sales, particularly in our US large enterprise accounts as well as a continued stabilization in our XBS channel compared to the first half.

In EMEA, the rate of revenue decline deteriorated slightly compared to the third quarter with fewer large deal deployments in the quarter. We also continued to experience delayed decisions and see fewer large bids in the region, reflecting continued weak and uncertain macroeconomic conditions.

Last, certain regions within EMEA were impacted by the rollout of Project Own It initiatives that occurred in the second half. We expect the modest disruption in operations resulting from this to begin to stabilize early in 2020 and have targeted actions to improve performance in the region, including deal management process changes and targeted product programs.

Equipment revenue was down 1.5% at constant currency, which is a significant improvement compared to the first half and sequentially better. And as I mentioned, equipment sales grew from the prior year in the Americas. From a product perspective, we had a great quarter in the high-end, in both color and mono. In high-end color, we continue to see strong demand for our Iridesse color production system and the demand for our newly launched Baltoro Inkjet Press exceeded our expectation on a global basis. And we expect this momentum to continue into 2020.

In mid-range, the rate of decline improved significantly from the first half, but was down slightly compared to Q3 as the better than expected performance in the US was partially offset by lower sales in the EMEA region. In the US, the improvement came from installs and revenue from the recently launched PrimeLink, a new product in our light production portfolio as well as from a large account refresh in the US and the ongoing improvement in our XBS business. And in entry, higher sales in North America were offset by lower sales in developing market regions and EMEA.

Looking at activity, there was a difference in equipment revenue performance and installs this quarter, particularly in high-end color, where we saw a 12% decline in installs compared to growth in equipment revenue. This is primarily a result of product mix as growth in installations of high-end production color systems such as Iridesse and Baltoro were more than offset by declines in lower end production systems. This mix shift drives a net positive impact on equipment revenues as the higher end of the range systems carry a significantly higher price points. We saw a similar product mix impact in mid-range installs, with lower installs of MFP devices partially offset by higher installs of entry production devices that are at the higher end of the mid-range product category. This, in part, was driven by the recent launch of PrimeLink, which I referenced earlier.

Turning to post sale, revenue declined 1.7% in constant currency or 5.8% excluding the impact of the OEM fee. This rate of decline was an improvement over the first half, but slightly less than Q3, which included a large transactional IT services sale. Contractual post sale was stable in the quarter while unbundled supplies rate of decline improved as we continued to see the benefit from the investments made to improve the attach rate of Xerox supplies in unbundled with equipment sales.

Services revenue declined 4.5% at constant currency as growth in US large enterprise accounts and improving performance within XBS and Eurasia was more than offset by declines in Latin America and in Europe, where the rate of decline was impacted by a strong fourth quarter in 2018.

Services revenue comprised approximately 36% of total revenue in the quarter and 30% of services revenue was from SMB. We have focused actions to drive new business growth, which include increasing sales resources and delivery teams in IT services, which we expect to benefit 2020.

To summarize revenue, we are pleased with Q4 performance and with the second half performance trend, which contributed to a full year revenue decline of 4.7% constant currency, slightly better than our guidance of down 5%. We expect the investments in our top line will gain more traction in 2020, and we will continue to invest in actions to drive improvement in revenue.

Turning to slide 9. Adjusted operating margin was 16.8% in Q4 and 13.1% for the full year, in line with our full year guidance of approximately 13%. Our Project Own It transformational program was expected to drive at least $640 million in gross savings in 2019 and it did, offsetting the impact of revenue declines and contributing to 180 basis point expansion in full year adjusted operating margin.

We achieved savings across the seven targeted functional cost areas and we are continuing to focus on these areas to optimize operations for simplicity. Importantly, the continued efficiencies from Project Own It create capacity to be more competitive such as enabling SMB-focused marketing investments to drive revenue. In 2020, we expect Project Own It will deliver an additional $450 million in cost savings, making further progress toward our goals of delivering sustainable productivity improvements and driving earnings growth.

Adjusted EPS grew $0.39 year-over-year to $1.33 in the quarter and we delivered $3.55 of adjusted EPS for the full year, which as I mentioned earlier was a 23% increase year-over-year. Adjusted EPS growth in the quarter and for the year is driven by our cost reductions, which more than offset the impact of revenue declines as well as benefits from the OEM license fee, $0.25, and from share repurchases and other non-operational items, which offset headwinds from currency and tariffs.

Moving on to slide 10, and review of our capital structure. We ended the year with $4.3 billion of debt, which is approximately $950 million lower year-over-year, reflecting the repayment of two bond maturities in 2019. The majority of our debt supports customer financing activities, and therefore we break down our debt between financing debt and core debt.

Financing debt is allocated by applying a 7:1 leverage to our finance receivables and equipment on operating leases, which together comprise our total finance assets. Core debt was approximately $1 billion, which is well with inside our targeted core debt level of less than 2 times annual free cash flow. We ended the quarter with approximately $2.8 billion of cash, cash equivalents and restricted cash, which puts us in a net cash position of $1.8 billion when netting cash against core debt.

In, 2020, we have approximately $1 billion in bonds maturing, and believe we have access to capital resources sufficient to handle upcoming debt maturities. Our liquidity position is strong with approximately $2.8 billion of cash, cash equivalents and restricted cash and a $1.8 billion bank revolver, which is undrawn.

As of December 31, 2019, our net unfunded pension liability was $1.2 billion, which is comparable to the net balance at the end of 2018, as the increase in the pension obligation as a result of the lower discount rates was offset by asset returns and contributions. The net balance includes approximately $815 million of unfunded pension liabilities for plans that by designed are not funded. In 2019, we contributed $140 million to worldwide pension plans and expect a stable level of contributions going forward.

Last, on slide 11, I will review our 2020 guidance. As both John and I stated earlier, we made significant progress in 2019 against our three-year plan presented last February. We are seeing the impact of our investments in revenue and the savings from our Project Own It transformational program, which contributed to significant earnings, strong cash flow generation and an improvement in the rate of revenue decline in the second half. We returned 72% of our annual free cash flow to shareholders in 2019 and repaid approximately $950 million in debt. In addition, by selling our equity interest in Fuji Xerox for over 20 times annual cash flow, we monetized an illiquid asset and increased flexibility to manage our business and the future of Xerox.

Now, let’s look at our guidance for 2020. First, our full year revenue guidance is a decline of approximately 4% in constant currency and we expect minimal impact from translation currency in 2020. Our revenue guidance excludes the impact of the $77 million OEM license fee from Fuji Xerox in 2019, so as to provide a better measure of the year-over-year progress against our strategy. The improvement in the rate of revenue decline in 2020 is attributable to investments in our top line supporting our SMB growth strategy and expansion of integrated product solutions.

We will continue to expand sales coverage and programs and have new product launches and refreshes planned through the year. I should also note that we expect revenue decline to be more balanced throughout 2020. That is the rate of improvement will be more gradual through the year as compared to 2019.

For adjusted operating margin, guiding to approximately 13%, a 60-basis point improvement compared to full year 2019, when excluding the impact of the OEM license fee as Project Own It savings are expected to continue to deliver margin expansion.

For adjusted EPS, we are guiding to a range of $3.60 to $3.70 and $2.80 to $2.90 for GAAP EPS. This results in adjusted EPS growth of approximately $0.35 compared to 2019, when excluding the $0.25 benefit from the OEM license fee from 2019. The difference between GAAP EPS and adjusted EPS includes our normal adjustments around restructuring and related costs, non-service retirement related costs, transaction related costs and amortization of intangibles.

We continue to expect strong cash generation and are guiding free cash flow of approximately $1.2 billion, which assumes approximately $100 million of CapEx and is approximately $75 million higher than 2019 when excluding the impact of the OEM license fee.

We will also continue to target returns to shareholders of at least 50% of our annual free cash flow, which will include dividends and at least $300 million in share repurchases. Last, we will evaluate the use of unallocated cash as we progress through 2020.

We will now open the line for questions. Ann?

Ann Pettrone, Director - Corporate Finance, Xerox Holdings Corp.

Before we get to the Q&A with John and Bill, I will point out that we have in the appendix to our materials additional supplemental reconciliations and posted on our Xerox investor relations website a full set of earnings materials.

Operator, please open the line for questions now.

— QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question comes from Matt Cabral of Credit Suisse. Your line is now open.

<Q – Matt Cabral – Credit Suisse Securities (USA) LLC>: Thank you. John, on the HP acquisition. You touched on this in your prepared remarks, but I’m wondering if you could dig a little bit deeper into what you see as the biggest benefit of industry consolidation and just what gives you confidence in at least $2 billion of incremental cost takeout created through the combination?

<A – John Visentin – Xerox Holdings Corp.>: Yeah. Matt, when we looked at the combination of the $2 billion, one thing that’s clear is, you only get that – you only get that $2 billion if the two companies combined together. And what we did is, detailed analysis per pillar of what we believe would be savings of combining the two companies together. And in our document that we presented to the shareholders, we went into a level of detail that talked about it. So, our confidence in the $2 billion is quite high, that we can hit that.

And, if you look at our team and our track record of what we’ve done with Project Own It, here, we delivered $1 billion over the last 18 months, and we’re on track to deliver the $450 million plus in 2020. So, we have the track record. This document that we put together was built by our team, our management team. So, you’ll look at who’s on our management team and these are a lot of folks that have done restructuring in the past.

I can tell you that the shareholders, they see the logic in the proposed transaction. They’ve told us that the combination of the two companies bring tremendous value, inside of our business case, we only focused and we only used the cost savings, but there are synergies that are detailed as well that we believe we can get by combining the two companies together.

<Q – Matt Cabral – Credit Suisse Securities (USA) LLC>: Got it. And then, now that you’ve exited the JV with FUJI. I wonder if you could talk a little bit about what that supplier relationship looks like going forward and how you thinking about opportunity in Asia after the technology agreement ends with them in March of 2021.

<A – Bill Osbourn – Xerox Holdings Corp.>: Hey, Matt. It’s Bill. So, we look at the, the renegotiation of our relationship with FUJIFILM, and it’s clearly a positive from a supplier perspective. Many benefits, it’s more normal type of relationship now a supplier customer as opposed to before we also had to factor in the 25% interest. As far as – and the – when we renegotiated the relationship, there were actually benefits in the product supply arrangements we have with them going forward. There were certain terms that existed in the prior agreements that we negotiated on more favorable terms going forward. And as, we have discussed before, these product supply arrangements go out from a period of five to seven years and really the earliest any of them come up for renewal on a staggered basis is 2023.

As far as looking forward, the impact is, we can go into the Asia-Pacific market under without – for products other than xerographic products. For xerographic related products, we could potentially go in as early as April of 2021 under the Xerox name. However, if they choose to extend for two years the use of the Xerox name, we could still go in to the Asia-Pacific markets with xerographic products, but not under the Xerox name. So, more likely we would be going in a more significant way two years later in April of 2023.

<Q – Matt Cabral – Credit Suisse Securities (USA) LLC>: Thank you.

Operator: Thank you. And our next question comes from Ananda Baruah of Loop Capital. Your line is now open.

<Q – Ananda Baruah – Loop Capital Markets LLC>: Hi. Good morning, John, Bill. Congratulations on the solid results in the second straight quarter of top line momentum. Two for me, if I could. Just starting back out backwards with HP, John. What would be Xerox’s next preferred action given the letter with regards to board level elections that you guys published? Would it be to engage in conversation or would it be to kind of go into the summer with the board level elections and then I have a business model follow-up. Thanks.

<A – John Visentin – Xerox Holdings Corp.>: Yeah. Ananda, I can say, the meetings we’ve had with the HP shareholders have been quite positive, and they understand our transaction, they believe in the combination. Their concern as is ours is the refusal to engage in a normal course of action at this point in the process. So, we’re hoping to engage with the HP executives and we’ve offered that to engage with them and have a discussion on how we bring this to closure, because we both see the logic of this combination and we’re not where we are yet.

<Q – Ananda Baruah – Loop Capital Markets LLC>: That’s helpful. I appreciate that context. And then, with regards to the 2020 guidance and John you alluded – oh! You didn’t allude to, you made mention of the still existing goal of getting to flat constant currency revenue growth in 2021. The 4% guide for 2020, while quite favorable as I think you’re probably trending a little bit ahead of schedule right now, how do you go from – how do you see footing from the 4% in 2020 to the flat in 2021. And as part of that conservatism – actually, and then let me just stop there, and I have a quick on the margins and free cash flow for 2020 as well? Thanks.

<A – John Visentin – Xerox Holdings Corp.>: Yeah. Look, we’re confident in the revenue guidance. And, if you think of our continued demand for high-end production system or strength in the SMB channels, our new product launches that we’re going to be doing, our new investments in 2020, so we’re executing on the strategy. And, while transformation is not linear, you know we’ve seen that there’s been bumps along the way like we had in the first quarter of last year, but we’re building an organization to respond quickly to this, Ananda. And for 2021, our road to flat revenue is just, we believe, that we can get there and we’re going to do it by improving the organic revenue and like I [ph] said (00:45:53) the traction on the [ph] above (00:45:54) topics.

<A – Bill Osbourn – Xerox Holdings Corp.>: Yeah. And just to add on, Ananda. In 2020, we’re expecting really minimal impact from inorganic as you know last year we did approximately $40 million of tuck-in acquisitions, we’ve guided towards $100 million this year, but we’re expecting minimal impact. But in 2021, factored into and getting to the flat when you have a $100 million target in 2020 and 2021, so that would also have a favorable impact on getting to flat by 2021.

<Q – Ananda Baruah – Loop Capital Markets LLC>: Okay. Yeah. Got it. Understood. And then, Bill, just quickly on the 2020 op margin guidance and free cash flow guidance. I think, you’ve put the part of this – the 13% margin, which is flat and the free cash flow which is kind of relatively flat. It sounds like the – at least part of that the reason it’s been flat and this is that you’re backing it – you sort of saying if you take out the license impact from Fuji Xerox, the margin would actually be up in 2020. And, I guess, you are pointing out to this slight increase in free cash for the 2020, but can you just sort of backfill for us particularly given the $450 million of gross cost saves. Why perhaps the op operating margin expansion [ph] won’t (00:47:15) be greater and the free cash flow expansion [ph] won’t (00:47:16) be greater and that’s it from me. I appreciate it.

<A – Bill Osbourn – Xerox Holdings Corp.>: Yeah. Great. So, from an operating margin perspective just taking a step back, we laid out our three-year plan last February. We said in year one, we’d do 100-basis point to 150-basis point improvement. This year after you take out the OEM fee, we actually did 110-basis point improvement going from about 11.3% to 12.4%, so on plan with our three-year plan. And we are also – and taking into account the 110-basis point, we’re also be to make significant investments in our back office and in revenue and in our top line and still achieved that 110-basis point expansion in line with our 100-basis point to 150-basis point guidance. As far as next year, you hit on the main point that taking out that OEM fee, it’s really about a 60-basis point improvement. And according to our three-year plan, we said 100-basis point to 150-basis point in year one and then you approximate 50 basis points plus in year two and year three, 60 basis points being in line with that. And a lot of that continuing to come from Project Own It initiatives, which we’re targeting $450 million in 2020. So, we think...

<Q – Ananda Baruah – Loop Capital Markets LLC>: Okay.

<A – Bill Osbourn – Xerox Holdings Corp.>: ...we believe that we’re clearly on plan with respect to our adjusted operating margin expansion.

<Q – Ananda Baruah – Loop Capital Markets LLC>: Thanks a lot.

Operator: Thank you. And the next question comes from Shannon Cross of Cross Research. Your line is now open.

<Q – Shannon Cross – Cross Research>: Thank you very much. John, I was curious, obviously, back and forth with HP, HP has indicated that the offer significantly undervalues, what they believe valuation of their assets are. So, now that you have your slate of directors out there, is there a willingness to revisit your offer. How are you thinking about that? And I’m also curious as to and this is, I’m not actually sure what the answer is. I’m curious as to how the two boards would work together post deal. So, do we assume that the directors you put out for HP are kind of short-term to get the deal done, or would you assume you have a significantly expanded board following a combination of HP and Xerox? Thanks. And then I have a follow-up.

<A – John Visentin – Xerox Holdings Corp.>: Yeah, Shannon. Yeah. I would say our slate is a group of highly qualified accomplished individuals and they understand what the challenges are of a global enterprise, and that’s what we’ve brought forward. As we’ve said and that was after we got the $24 billion secured, on price, we’re not going to speculate on potential actions. We said many times that we would be willing to meet with HP to begin negotiating a transaction. And we’re asking HP to engage in a constructive dialog so that we could explore ways of maximizing value for both our shareholders.

<Q – Shannon Cross – Cross Research>: Okay. So, if they don’t, then it just – it moves to the board then I guess, you don’t anticipate – anyway you’re not going to negotiate on the phone with me. So, that’s fine. I guess the question I have to with – from Bill is in terms of cash flow, finance receivables was about $175 million of cash I think in 2019, which I believe was down year-over-year, but still obviously it was a source of cash, but it was used in fourth quarter.

I know these things can sort of be – are not linear by any means. But that combined with the $58 million in cash that you got from the sale of the IP provides somewhat of a headwind when you look to next year. So, I’m curious how much more benefit do you think you can get from working capital? Is there any sort of one-timers we should think about for next year in cash flow or is the vast majority of it just going to come from the improvement in operating profit? Thank you.

<A – Bill Osbourn – Xerox Holdings Corp.>: Yeah. As far as the capital improvements for next year, the main thing that we’re focusing on is improved working capital, in particular we had over $100 million improvements this year in inventory. We expect to have some continued improvement next year in inventory, but as well we think there are significant opportunities in receivables and payables. As far as finance receivables, the $175 million sourced, obviously, that’s a source that is not a good source. In fact, [indiscernible] (00:51:35) less of a source. And as part of our modeling for next year, with the improved revenues in ESR and originations, we are in our model factoring in less of a finance receivable source, which is a good headwind to have, means, that we’re getting more ESR and more MIF out there. And you’re right it’s about $58 million of the one-timer for the OEM.

So the two of those being headwinds, we expect to still overcome those mainly through improvements not only in our cost structure, but also in working capital components of AR/AP. And although we had over $100 million this year improvement in inventory, we still think there’s some improvements that we can get in inventory for next year.

<Q – Shannon Cross – Cross Research>: Great. Thank you very much.

Operator: Thank you. And our next question comes from Katy Huberty of Morgan Stanley. Your line is now open.

<Q – Katy Huberty – Morgan Stanley>: Thank you. Good morning. Bill, question for you on revenue the 4% constant currency decline in 2020. How do you compare that to the 3% decline you had talked about at the Analyst Day a year ago. Are those comparable? And if so, how would you explain the difference?

<A – Bill Osbourn – Xerox Holdings Corp.>: Yes. So, there has been adjustments, obviously, with the FUJIFILM transaction in desktops and everything. But, at a high level, just taking a step back, I think that we’re probably about 100 basis points off where we would have liked to have been. We guided to 3% and a lot of it’s due to various reasons. And with the bumpy start at the beginning of the year, with the disruptions we talked about on the XBS side, that improved [indiscernible] (00:53:12) in the second half and there’s clearly room for improvement – continued improvement in XBS going forward in 2020. But we believe, we have levers in place and [indiscernible] (00:53:22) improvements still get the flat by 2021, but you’re correct just taking a step back, we’re probably about 100 basis points less than where we would like to be at this point.

<Q – Katy Huberty – Morgan Stanley>: And you mentioned in the slide deck and also on this call that investments are beginning to impact revenue. You saw that in the back half of 2019. Any context for how much incremental revenue you were able to generate in 2019 or what the incremental revenue impact is in 2020?

<A – John Visentin – Xerox Holdings Corp.>: So at a high level, those investments played out in various areas, somewhat in ESR. We had significant improvements in the second half of the year with respect to ESR on the 1% to 2% declined range versus the first half – Q1 was down around 5%, Q2 around 8%. So, it’s investments there, but in the post sale area in particular, we’ve talked about this quite a bit. In supplies, in particular, unbundled supplies.

Most of our supplies are part of bundled arrangements, so over 75% of our arrangements relate to bundled supplies, but there are what we called unbundled or unattached supplies. And, earlier this past year, we expanded our organization really created an organization to sell with respect to those unbundled supply agreements and we saw significant improvement from where we were like in the first two quarters 9% to 12% year-over-year decline, so significant low-single-digit decline in supplies.

We saw significant improvement in the second half of the year based upon our investment in the supplies area. And we started to see some improvement in the IT services area. We’ve made investments expanding that from where we had three of our XBS quarters to where – and by the end of the year and early this year will be pretty much all of XBS selling IT services.

<Q – Katy Huberty – Morgan Stanley>: Thank you. And then just one last question, separate from discussion around valuation and what you’d ultimately be willing to pay. Any feedback from the banks who provided the debt commitment around whether there is the potential to take on even more debt or what leverage ratio they’d be willing for you to exit a deal with HP with?

<A – Bill Osbourn – Xerox Holdings Corp.>: We believe that we have flexibility. We lined up the $24 billion financing commitments and we believe our arrangements with those financial institutions allow us flexibility if need be.

<A – John Visentin – Xerox Holdings Corp.>: And you could imagine, Katy, the amount of analysis that the banks went through before they agreed to give us $24 billion in financing, the due diligence that they had to go through with us to give them confidence.

<Q – Katy Huberty – Morgan Stanley>: Thank you. Congrats on the quarter.

<A – John Visentin – Xerox Holdings Corp.>: Thanks, Katy.

Operator: Thank you. And our next question comes from Paul Coster of JPMorgan. Your line is now open.

<Q – Paul Coster – JPMorgan Securities LLC>: Yes. Thanks for taking my questions. So, a couple of quick ones, just building on Ananda’s questions from earlier on. You’ve explained why operating margins, the improvements is attenuating a little bit in 2020. Can you just talk a little bit about the Own It’s, payback for – on gross savings? Is it still sort of $0.65 on every $1 or is that also attenuating as we move into 2020?

<A – Bill Osbourn – Xerox Holdings Corp.>: So, I think you’re referring to, Paul, the cost of our savings and we’ve said that...

<Q – Paul Coster – JPMorgan Securities LLC>: Yeah.

<A – Bill Osbourn – Xerox Holdings Corp.>: ...our cost to get those gross savings is, less than $0.40 on the $1, it’s about $0.35 last year, but it’s a little less than $0.40. And, looking to next year that $450 million of gross savings that we expect a similar type of cost in $0.35, $0.40 range in order to achieve those savings.

<Q – Paul Coster – JPMorgan Securities LLC>: Okay. So, no change in the payback on those savings, gross savings?

<A – Bill Osbourn – Xerox Holdings Corp.>: No.

<Q – Paul Coster – JPMorgan Securities LLC>: Okay. Got it. And then, the other question I’ve got is, as you look to 2021 assuming the business as is, you’re looking to 300-basis point plus year-on-year improvement in revenues. So, I may be missed a little bit of the nuances earlier on, but can you just talk to us about why there’d be this sudden inflection. You know is it that these new initiatives will suddenly mature at the same time or is there some other reason why you have that confidence?

<A – Bill Osbourn – Xerox Holdings Corp.>: So, if you look at what we’re guiding towards in 2020 versus a normalized 2019, we’re guiding towards about 150-basis point improvement year-over-year to get that approximate 4%, and that’s minimal inorganic involved in that. As I said, there was little last year to have a rollover and that just we’re not factoring in that much for this year. We do expect those investments to accelerate, so that 150-basis point improvement year-over-year from 2019 to 2020, we could see being in the 200-basis point to 300-basis point improvement 2021 versus 2020. But we will, also part of it as I said earlier, factors in that we’ve allocated approximately $100 million per year of tuck-ins, it can be more or less in any given year. So last year, it was only $42 million, but that we would expect if those come to fruition. And by the way those tuck-ins were not just looking at the US. We are looking in certain countries in Europe and expanding the XBS model to those countries, but we could see that having 1 point – 2 points of benefit also potentially in 2021.

<Q – Paul Coster – JPMorgan Securities LLC>: Got it. One quick question, it just popped out of me that the high-end 8% year-on-year improvement in black and white printers was – that was amazing [indiscernible] (00:59:25). Is it just simply the lumpiness of that business in the enterprise accounts or do you think that’s sustainable?

<A – Bill Osbourn – Xerox Holdings Corp.>: High-end has overall had shown significant improvement in the second half of the – for the full year, we actually grew our high-end ESR in the – for the full year and in Q3 and Q4. But if you take a step back, we’ve talked about a lot of these things that the New Year – the relatively new year, those products have been out for about a year or so now...

<Q – Paul Coster – JPMorgan Securities LLC>: Yeah...

<A – Bill Osbourn – Xerox Holdings Corp.>: ...continued a strong demand for that? Baltoro, our high-end Inkjet machine, cut-sheet inkjet significant demand for that. And, our iGen, we refreshed certain features on the iGen 5, iGen 5 that has also contributed, so the high-end is clearly a success area for us full year on year-over-year growth from an ESR and in the third and fourth quarters 2% to 3% growth from an ESR perspective...

<Q – Paul Coster – JPMorgan Securities LLC>: ...sorry. I was referring to the black and white segments in particular in the high-end, is that just simply enterprise counts, lumpiness or is that...

<A – Bill Osbourn – Xerox Holdings Corp.>: ...you could have still on the high-end enterprise, we could still have some of the iGen machines [indiscernible] (01:00:41)...

<Q – Paul Coster – JPMorgan Securities LLC>: Sorry. I’m referring to black and white, but if we can take this offline?

<A – Bill Osbourn – Xerox Holdings Corp.>: Okay.

<Q – Paul Coster – JPMorgan Securities LLC>: Okay. All right. Thanks.

Operator: Thank you. And ladies and gentlemen, this does conclude our question-and-answer session. I would now like to turn the call back over to John for any closing remarks.

Giovanni John Visentin, Vice Chairman & Chief Executive Officer, Xerox Holdings Corp.

So, thank you for your time today. As we start 2020, Xerox is positioned to make further progress against our three-year plan. We’ve built a strong team and even stronger foundation. We will continue our efforts to achieve success some once thought it was impossible at Xerox, so we’re moving forward. Thanks, everybody.

Operator: So, ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect.

Forward-Looking Statements

This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to: our ability to address our business challenges in order to reverse revenue declines, reduce costs and increase productivity so that we can invest in and grow our business; our ability to attract and retain key personnel; changes in economic and political conditions, trade protection measures, licensing requirements and tax laws in the United States and in the foreign countries in which we do business; the imposition of new or incremental trade protection measures such as tariffs and import or export restrictions; changes in foreign currency exchange rates; our ability to successfully develop new products, technologies and service offerings and to protect our intellectual property rights; the risk that multi-year contracts with governmental entities could be terminated prior to the end of the contract term and that civil or criminal penalties and administrative sanctions could be imposed on us if we fail to comply with the terms of such contracts and applicable law; the risk that partners, subcontractors and software vendors will not perform in a timely, quality manner; actions of competitors and our ability to promptly and effectively react to changing technologies and customer expectations; our ability to obtain adequate pricing for our products and services and to maintain and improve cost efficiency of operations, including savings from restructuring actions; the risk that confidential and/or individually identifiable information of ours, our customers, clients and employees could be inadvertently disclosed or disclosed as a result of a breach of our security systems due to cyber attacks or other intentional acts; reliance on third parties, including subcontractors, for manufacturing of products and provision of services; the exit of the United Kingdom from the European Union; our ability to manage changes in the printing environment and expand equipment placements; interest rates, cost of borrowing and access to credit markets; funding requirements associated with our employee pension and retiree health benefit plans; the risk that our operations and products may not comply with applicable worldwide regulatory requirements, particularly environmental regulations and directives and anti-corruption laws; the outcome of litigation and regulatory proceedings to which we may be a party; any impacts resulting from the restructuring of our relationship with Fujifilm Holdings Corporation; the shared services arrangements entered into by us as part of Project Own It; the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those proposed; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; the ultimate result should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox Corporation’s 2018 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that Xerox has made for a business combination transaction with HP. In furtherance of this proposal and subject to future developments, Xerox (and, if applicable, HP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction.

Investors and security holders of Xerox and HP are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees and the candidates identified by Xerox in the notice of its intention to nominate such candidates for election at HP’s 2020 Annual Meeting of Stockholders (the “Xerox nominees”) may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions, including with respect to HP’s 2020 Annual Meeting of Stockholders. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the Annual Report on Form 10-K for the year ended December 31, 2018 filed by Xerox Corporation with the SEC on February 25, 2019. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the Xerox nominees will be included in the proxy statement Xerox intends to file with the SEC should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.